UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number  1-8649.

A.           Full title of the plan and address of the plan if different from that of the issuer named below:

The Toro Company Investment, Savings, and Employee Stock Ownership Plan

The Toro Company
8111 Lyndale Avenue South
Minneapolis, MN  55420
Attn: Director, Tax Accounting

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toro Company
8111 Lyndale Avenue South
Minneapolis, MN  55420

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Table of Contents

Independent Registered Public Accounting Firm’s Report

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedules*

1 Schedule of Assets (Held at End of the Year)

2 Schedule of Reportable Transactions

*                    All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Independent Registered Public Accounting Firm’s Report

The Plan Administrator
The Toro Company Investment, Savings,
      and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of the year) as of December 31, 2005 and reportable transactions as of and for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota

June 23, 2006

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets held by Trustee:
Cash and cash equivalents	$101,157	—
Investments at fair value
Mutual funds	227,893,705	197,327,369
The Toro Company Common Stock	219,066,721	215,455,478
Bond collective funds	17,845,756	14,560,204
Master Trust fund	79,736,010	76,578,056
Loans	30,622	42,748
Total investments	544,572,814	503,963,855
Employee contribution receivable	44,272	40,279
Employer contribution receivable	11,852,788	11,958,915
Net assets available for benefits	$556,571,031	515,963,049

See accompanying notes to financial statements.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Investment income:
Interest and dividends	$8,500,775	4,517,908
Net realized/unrealized gain in the fair value of investments	26,907,407	120,932,082
Pro rata share of income from Master Trust	3,195,154	2,856,668
Net investment income	38,603,336	128,306,658
Employer contributions	14,695,150	15,357,212
Participant contributions	11,994,170	11,177,119
Rollover contributions	856,776	515,300
Total contributions	27,546,096	27,049,631
Benefit payments	(25,541,450)	(28,929,292)
Net increase in net assets available for benefits	40,607,982	126,426,997
Net assets available for benefits:
Beginning of year	515,963,049	389,536,052
End of year	$556,571,031	515,963,049

See accompanying notes to financial statements.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)           Summary Description of Plan

The following description of the Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document restated as of January 1, 2003 for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2002, The Toro Company Employee Stock Ownership Plan was merged into The Toro Company Investment and Savings Plan to become The Toro Company Investment, Savings, and Employee Stock Ownership Plan. However, there continues to be an Employee Stock Ownership (ESOP) portion and a profit sharing portion of the Plan. Effective September 2, 2003, the Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan was merged into the Plan. The Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan offered loans to participants. Since loans are not offered under the Plan, outstanding loan balances were transferred as a result of the merger into the Plan and continue to be repaid by participants.

The primary purpose of the ESOP portion of the Plan is to provide employees who become participants in the Plan an opportunity to have their account balances invested in Common Stock of The Toro Company (the Company). The portions of participant accounts that hold Company Common Stock are included in the ESOP portion of the Plan. The portions of participant accounts that do not hold such stock are included in the profit sharing portion of the Plan.

Participants may make their own contributions to the Plan. These are initially made to the profit sharing portion of the Plan.

Plan participants are also eligible to have the Company make ESOP and Investment Fund Contributions to the Plan on their behalf after two years of qualifying service with the Company. Participants are fully vested in the entire balance of their individual accounts attributable to those contributions. The Company also makes matching contributions to the Plan with respect to Participant contributions. Participants are eligible for matching contributions after completing one year of qualifying service with the Company. Company matching contributions, together with income attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested. ESOP Contributions and Matching Contributions are initially invested in Company Common Stock.

Participants may choose to have their accounts including those initially invested in Company Common Stock invested in any of the investment funds made available under the Plan or in Company Common Stock. All contributions under the Plan are made to a trust that holds all of the assets of the Plan.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Effective September 3, 2004, a new Trustee was appointed, (JP Morgan Retirement Plan Services) to the Plan. Plan assets transferred to the new Trustee were transferred into funds comparable to those offered by the former Trustee (Putnam Fiduciary Trust Company). The conversion initiated a “Black Out” period beginning August 30, 2004 and continued through September 7, 2004. Prior to this period, employees were notified and able to select funds with the new Trustee. During the Black Out period, fund elections could not be changed or withdrawn from the Plan until the Trustee had time to accurately complete the conversion. Employee contributions continued to be made through payroll deductions and contributions were deposited directly into the participant accounts based on their elections until the completion of the Black Out period.

Benefit payments and transfers of participants’ interests are made by the Trustee.

During the year ended December 31, 2005 and 2004, forfeited nonvested accounts totaled $10,400 and $88,911, respectively. These accounts are used to offset future employer contributions.

The Company absorbs all administrative costs of the Plan, with the exception of investment management fees, which are netted against investment income.

(2)           Summary of Significant Accounting Policies

(a)               Basis of Financial Statement Presentation

The accompanying financial statements of The Toro Company Investment, Savings, and Employee Stock Ownership Plan are presented in accordance with U.S. generally accepted accounting principles. The accounting records of the Plan are maintained on the accrual basis.

(b)               Investments

The Plan’s investments are held by the Trustee. The investment securities are stated at fair values based upon published quotations or, in the absence of available quotations, at fair values determined by the Trustee. Purchases and sales of securities are recorded on a trade-date basis.

The Company maintains one Master Trust, the Wells Fargo Stable Value Fund (Master Trust) for three profit sharing and retirement plans that are sponsored by the Company. The three plans are the Plan, The Toro Company Profit Sharing Plan for Plymouth Union Employees and the Hahn Equipment Company Savings Plan for Union Employees. The purpose of the Master Trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans.

The Plan’s proportionate share of net investment income from the Master Trust is based upon the percentage of the fair value of the Plan’s investment in the master trust’s net assets. The Plan’s percentage interest in the net assets of the Master Trust was approximately 99% as of December 31, 2005 and 2004.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(c)                Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)               Reclassifications

Certain amounts from prior years’ financial statements have been reclassified to conform to the current year presentation.

(e)                Concentrations of Risk

The Plan has investments in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Since the assets held by the Trust include The Toro Company Common Stock, the anticipated assets available for benefits in 2006 will be the result of the Company’s future stock market performance, which is subject to various risk factors described more fully in the Company’s periodic filings with the Securities and Exchange Commission.

(3)           Funding Policy, Contributions, and Plan Transfers

For the ESOP portion of the plan, the funding policy is to make annual contributions pursuant to a formula and to make matching contributions. The formula contribution is made by the Company and equals 1.5% of total participant compensation earned during the plan year. The formula contribution is allocated to participants based on the participants’ compensation earned during the plan year as a percentage of total plan year compensation.

For the profit sharing portion of the Plan, the funding policy is to make annual investment fund contributions to the Plan in amounts determined by a formula set forth in the Plan. The contribution formula is based on 5.5% of the participants’ total compensation earned during the plan year plus 5.5% of the participants’ compensation above the Social Security taxable wage base as of the beginning of the plan year. Investment income is allocated based on participants’ account balances.

Participant contributions are made to the profit sharing portion of the Plan. They consist of salary reduction elections under a 401(k) feature, voluntary after-tax contributions, and rollover funds from other qualified plans. The Company is required to make a matching contribution into the ESOP portion of the plan equal to 50% of the participants’ contributions to the Plan not to exceed 2% of the participants’ total compensation made. That contribution is invested in Company Common Stock.

Transfers to/from other funds represent participant elected rollovers to/from plans of other employers or other transfers to/from other plans.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(4)           Party-in-interest Transactions

JP Morgan Retirement Plan Services (Trustee of the Plan effective September 3, 2004), Putnam Fiduciary Trust Company (former Trustee of the Plan) and The Toro Company are parties-in-interest with respect to the Plan. In the opinion of the Plan’s legal counsel, certain transactions between the Plan, the Trustee, and the Company are exempt from being considered as “prohibited transactions” under ERISA Section 408(b).

(5)           Plan Termination

The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions which is vested in a manner described above. Upon termination of the Plan, interests of active participants in the Plan fully vest.

(6)           Investments

Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds, except to the extent the Trustee is subject to the discretion of participants, other fiduciaries or the Company. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by the Company in the Master Trust.

The net assets available for benefits of the Master Trust as of December 31, 2005 and 2004 were $80,018,240 and $76,765,065, respectively. All assets of the Master Trust were held in short-term investment funds.

The changes in net assets available for benefits of the Master Trust for the years ended December 31, 2005 and 2004 were as follows:

	2005	2004

Realized gain on investments	$342,341	7,570,260
Unrealized gain/(loss) on investments	2,861,851	(4,702,956)
Deposits by participating plans	19,104,981	54,088,643
Withdrawals by participating plans	(19,055,998)	(47,971,479)
Increase in net assets	3,253,175	8,984,468
Net assets available for benefits:
Beginning of year	76,765,065	67,780,597
End of year	$80,018,240	76,765,065

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The following investments represent more than 5% of the Plan’s net assets available for benefits as of December 31, 2005 and 2004:

	2005	2004
Growth Fund of America	56,368,332	48,556,136
Vanguard Institutional Index	31,062,763	27,337,545
American Century Large Company Value Fund	57,941,563	57,737,164
ICM Small Company	25,006,040	25,310,277
Fidelity Diversified International Fund	34,135,926	25,000,869
The Toro Company Common Stock**	219,066,721	215,455,478

**Party-in-interest, participant and nonparticipant directed investment.

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $26,907,407 and $120,932,082, respectively, as follows:

	2005	2004
Mutual funds	$11,270,293	16,905,641
The Toro Company Common Stock	15,276,179	103,805,571
Bond collective funds	360,935	220,870
	26,907,407	120,932,082

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Information about the net assets and the significant components of the changes in net assets relating to the investment in The Toro Company Common Stock is as follows:

		Non-
		participant	Participant
	Total	directed	directed
	2005	2005	2005
Net assets:
The Toro Company Common Stock	$219,066,721	133,978,093	85,088,628
Investment income:
Dividends	$1,266,548	774,479	492,069
Net realized/unrealized gain in the fair value of investments	15,280,857	9,413,770	5,867,087
Net investment income	16,547,405	10,188,249	6,359,156
Total contributions	7,264,491	5,244,508	2,019,983
Benefit payments	(8,459,051)	(4,921,641)	(3,537,410)
Transfers to/from other funds	(11,741,602)	(9,042,308)	(2,699,294)
Increase in net assets available for benefits	3,611,243	1,468,808	2,142,435
Net assets available for benefits:
Beginning of year	215,455,478	132,509,285	82,946,193
End of year	$219,066,721	133,978,093	85,088,628

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2005 and 2004

		Non-
		participant	Participant
	Total	directed	directed
	2004	2004	2004
Net assets:
The Toro Company Common Stock	$215,455,478	132,509,285	82,946,193
Investment income:
Dividends	$728,610	330,995	397,615
Net realized/unrealized gain in thefair value of investments	103,805,570	51,133,136	52,672,434
Net investment income	104,534,180	51,464,131	53,070,049
Total contributions	6,447,971	4,982,054	1,465,917
Benefit payments	(10,375,075)	(4,238,815)	(6,136,260)
Transfers to/from other funds	(36,325,665)	(27,614,695)	(8,710,970)
Increase in net assetsavailable for benefits	64,281,411	24,592,675	39,688,736
Net assets available for benefits:
Beginning of year	151,174,067	107,916,610	43,257,457
End of year	$215,455,478	132,509,285	82,946,193

(7)           Federal Income Taxes

The Plan Administrator has received a determination letter from the Internal Revenue Service, dated October 23, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and that the trust created under the Plan is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since the date of this letter, however the Plan Administrator believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) of the Code and are exempt from federal income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(8)                      Related Party

The Plan’s investments are held by JP Morgan Retirement Plan Services (Trustee of the Plan effective September 3, 2004) and Putnam Fiduciary Trust Company (former Trustee of the Plan). Some of the investment funds available to participants also include mutual funds managed by Putnam Investments and JP Morgan.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(9)                           Reconciliation of Differences Between these Financial Statements and the Financial Information Required on Form 5500:

December 31,
2005
Net assets available for benefits as presented in these financial statements	$556,571,031
Adjustment for employer contribution receivable	(12,963)
Adjustment for employee contribution receivable	(44,272)
Net assets available for benefits as presented on Form 5500	$556,513,796

Year Ended
December 31,
2005
Net increase in net assets available for benefits as presented in these financial statements	$40,607,982
Adjustment for employer contribution receivable at December 31, 2005	(12,963)
Adjustment for employee contribution receivable at December 31, 2005	(44,272)
Adjustment for employer contribution receivable at December 31, 2004	11,312
Adjustment for employee contribution receivable at December 31, 2004	40,883
Net increase in net assets available for benefits as presented on Form 5500	$40,602,942

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2005 and 2004

December 31,
2004
Net assets available for benefits as presented in these financial statements	$515,963,049
Adjustment for employer contribution receivable	(11,312)
Adjustment for employee contribution receivable	(40,883)
Net assets available for benefits as presented on Form 5500	$515,910,854

Year Ended
December 31,
2004
Net increase in net assets available for benefits as presented in these financial statements	$126,426,997
Adjustment for employer contribution receivable at December 31, 2004	(11,312)
Adjustment for employee contribution receivable at December 31, 2004	(40,883)
Adjustment for employer contribution receivable at December 31, 2003	10,907,437
Adjustment for employee contribution receivable at December 31, 2003	30,769
Net increase in net assets available for benefits as presented on Form 5500	$137,313,008

Schedule 1

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule of Assets (Held at End of the Year)

December 31, 2005

	Face
	amount		Fair
Description	or shares	Cost***	value
Barclays Global Investors	1,374,866		17,845,756
Artisan Mid Cap Fund	208,268		6,459,007
JP Morgan MidCap Value*	501,504		11,755,247
STI Classics Small Cap Growth Stock Fund	246,296		5,164,827
Fidelity Diversified International Fund	1,049,045		34,135,926
Growth Fund of America	1,837,299		56,368,332
ICM Small Company	690,203		25,006,040
Vanguard Institutional Index	272,456		31,062,763
American Century Large Company Value Fund	8,914,087		57,941,563
Loan Fund	30,622		30,622
The Toro Company Common Stock**	5,004,951	$55,406,019	219,066,721
Total investments			$464,836,804

*Party-in-interest
**Party-in-interest, participant and nonparticipant directed investment
*** Information not required for participant directed investments

See accompanying independent registered public accounting firm’s report.

Schedule 2

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule of Reportable Transactions

Year ended December 31, 2005

		Fair
Description of assets	Cost	value	Net loss
5% series of transactions by Rule 2520.103-6(c)(1)(iii):
The Toro Company Common Stock*	10,936,776	10,936,776	—
The Toro Company Common Stock*	17,875,492	5,977,784	(11,897,708)

*Party-in-interest, particpant-and nonparticipant- directed investment

Note:                        Reportable transactions are those transactions which either singly or in a series of combined purchases and  sales during the year exceed 5% of the fair value of the Plan’s assets at the beginning of the year.

See accompanying independent registered public accounting firm’s report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Investment, Savings,
and Employee Stock Ownership Plan

Dated June 28, 2006	/s/ Stephen P. Wolfe
Stephen P. Wolfe
Vice President Finance and
Chief Financial Officer
of The Toro Company

Exhibit Index

Exhibit Number	Description
23(a)	Consent of Independent Registered Public Accounting Firm